

RED MOUNTAIN
CAPITAL PARTNERS LLC

January 25, 2016

iRobot Corporation
8 Crosby Drive
Bedford, MA 01730
Attention: Colin Angle, Chairman of the Board and Chief Executive Officer

Cc: Board of Directors

Dear Colin,

As you know, Red Mountain Capital Partners LLC ("Red Mountain" or "we") is the beneficial owner of 6.1% of the outstanding shares of iRobot Corporation ("iRobot" or the "Company") and one of your largest shareholders. I sent you a letter on December 1, 2015, outlining in detail a value enhancement plan for iRobot that we believe would focus the business on profitable growth and maximize long-term value for all shareholders. In addition to these value enhancing initiatives, which are again outlined below, I expressed our view that the Board of Directors of iRobot (the "Board") would be enhanced by the addition of new independent directors who could bring a shareholder perspective to the boardroom. To that end, I informed you of our intention to nominate directors for election at the upcoming annual meeting of shareholders in order to refresh the Board with highly-qualified individuals who could evaluate all alternatives for maximizing shareholder value, including those listed in our value enhancement plan.

In an effort to find a path forward (as you suggested), our respective advisors have engaged in a constructive dialogue with each other. Accordingly, we expressed our willingness to work toward a mutually agreeable settlement that would be in the best interests of the Company and all shareholders and would avoid an unnecessary election contest at the upcoming annual meeting. At the Board's request, we outlined a framework for a settlement that would provide us with Board representation as one of iRobot's largest shareholders and would include a standstill and other customary provisions. Specifically, our settlement proposal included the immediate appointment of Larry Peiros and me to the Board, each of whom we would otherwise expect to nominate for election to the Board at the upcoming annual meeting, an increase in the size of the Board from eight directors to nine, and the formation of a Capital Allocation Committee. When we were asked to submit a proposal, it

was our expectation that you were serious about entering into meaningful settlement discussions. I am disappointed that we have received no counterproposal from you other than an offer to enter into a non-disclosure agreement, which we perceive to be little more than a delaying tactic that would substantially restrict us from pursuing our objectives. I am writing today to encourage you to enter into a settlement agreement with us covering the foregoing matters, which we strongly believe would incrementally strengthen the Board, help solidify the Company as a market leader in the home robotics industry, and avoid an unnecessary election contest.

Our proposed Board designees have compelling backgrounds, and would complement the profile and the composition of the Board. Larry Peiros is a seasoned business leader with over 30 years of experience in the consumer packaged goods industry, serving in various capacities with The Clorox Company from 1981 to 2013, including most recently as Chief Operating Officer and Executive Vice President. As you know, The Clorox Company is one of the most successful and reputable consumer products companies in the world. Larry currently serves as an independent director of Ross Stores, a publicly held specialty retailer, and Potlatch Corporation, a publicly held real estate investment trust. He previously served as an independent director of Annie's, a publicly held natural food products company until it was acquired by General Mills at a 50% premium over its market value in October 2014. He also served on the board of directors of the American Cleaning Institute for 15 years and received its Distinguished Service Award in 2013. We believe that Larry would bring highly relevant operational and capital allocation expertise to the Board. His service as an independent public company director would also significantly broaden the relevant experience base of the Board.

I was previously a partner of Goldman, Sachs & Co., where I provided the firm's clients with capital markets, corporate finance and M&A advice over the course of 21 years from 1981 to 2002. I currently serve as an independent director of Destination XL Group, a publicly held specialty retailer, and Encore Capital Group, a publicly held specialty finance company. I previously served as an independent director of Cost Plus, a publicly held specialty retailer, Nature's Sunshine Products, a publicly held manufacturer and direct seller of nutritional products, 3i Group, a UK-listed financial services company, and Skandia Group, a Sweden-listed insurance company. We believe that my extensive advisory and public company board experience, coupled with the shareholder perspective I would bring to the Board as the Managing Partner of Red Mountain, qualifies me to work constructively with you and the other Board members to increase shareholder value.

RED MOUNTAIN

We expect that the addition of both Larry and me to the Board would be welcomed by the Company's shareholders who have experienced significant underperformance in total shareholder return (TSR) since the Company's IPO ten years ago. As outlined in my December 1st letter, we believe this underperformance is primarily attributable to iRobot's continuing commitment to its unprofitable Defense and Security and Remote Presence businesses, and its capital allocation decisions with respect to research and development expenditures and cash accumulation. In addition, unless iRobot addresses its shareholder unfriendly corporate governance policies, including the combined Chairman and CEO roles, the classified board structure, the inability of shareholders to call special meetings and various supermajority provisions in the Company's governing documents, we are concerned that the Board will maintain the status quo.

In order to increase its operating margins and accelerate profitable growth, we believe that iRobot must take action now to implement our proposed value enhancement plan. As discussed in further detail in my December 1st letter, this plan includes:

- Focusing the Company's resources on its high growth Home Robots business and the consumer end-market;
- Exploring strategic alternatives for the Defense and Security business;
- Discontinuing the Remote Presence business;
- Allocating capital with discipline and an intense focus on risk-adjusted returns; and
- Addressing significant lapses in corporate governance.

While we understand that the Board broadly agrees with our value enhancement plan and has taken some steps to implement it, we believe that the addition of Larry and me to the Board is necessary to ensure that the Company will generate acceptable returns on the capital it invests over time. Larry and I are prepared to work constructively and amicably with the Board over the course of the next three to five years to realize the full benefit of the plan and secure the Company's leading position in the highly competitive home robotics industry, while evaluating all other strategic alternatives for the Company to maximize shareholder value. We do not believe that marginally beneficial, one-time actions are the answer to the Company's sustained underperformance. We are hopeful that you agree and will thus make the responsible and rational choice to avert an unnecessary election contest by engaging in serious settlement discussions with us that result in the appointment of Larry and me to the Board.

RED MOUNTAIN

Sincerely,



Willem Mesdag
Managing Partner

RED MOUNTAIN